Morgan, Lewis & Bockius LLP                                      Morgan Lewis
1701 Market Street                                             COUNSELORS AT LAW
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

December 20, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund Post-Effective Amendment No. 228 (File No. 033-42484) and Amendment No. 229 (File No. 811-06400) to Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 228 and, under the Investment Company Act of 1940, as amended, Amendment No. 229 (the "Filing") to the Trust's Registration Statement on Form N-1A.

This Filing is made pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of amending the Investor Class Shares Performance Information section for the CBRE Clarion Long/Short Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.4660.


Very truly yours,


/S/CHRISTINE M. NASSAUER
----------------------------
Christine M. Nassauer, Esq.